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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/01/2009_____ AND ENDING _____12/31/09 ✗_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PUMA CAPITAL, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

11 Broadway
_____
                              (No. and Street)

New York   NY   10004
_____   _____   _____
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Rodriguez   305-373-9000
_____   _____
                                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
_____
                    (Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Alexander Rodriguez_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____PUMA CAPITAL, LLC_____ , as of _____December 31, 2009_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

_____

_____

JENNIFER MAYOR
MY COMMISSION # DD719014
EXPIRES September 25, 2011
(407) 398-0153   FloridaNotaryService.com

_____
(Signature)

_____Chief Financial Officer_____
(Title)

_____
(Notary Public)

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

PUMA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

  

KAUFMAN
ROSSIN &
CO. PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

	Page

INDEPENDENT AUDITORS' REPORT

Puma Capital, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Puma Capital, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Puma Capital, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami, Florida
February 25, 2010



PUMA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 5)	$	3,754,590
SECURITIES OWNED, AT FAIR VALUE (NOTE 5)		138,076
DEPOSIT AT CLEARING BROKER (NOTE 5)		500,000
EMPLOYEE ADVANCES		29,836
PROPERTY AND EQUIPMENT, NET (NOTE 2)		66,782
OTHER ASSETS		75,185
	$	4,564,469

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities (Notes 3 and 6)	$	934,042
Securities sold, but not yet purchased, at fair value (Note 5)		52,637
Loan payable - related party (Note 6)		500,000
Total liabilities		1,486,679
COMMITMENTS (NOTE 7)		
SUBORDINATED LOANS (NOTE 3)		2,000,000
MEMBERS' EQUITY		1,077,790
	$	4,564,469

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Puma Capital, L.L.C. (the "Company"), was organized in February 2007 and began operations on January 7, 2008. On July 24, 2008, the Company received authorization from the Financial Industry Regulation Authority (FINRA), to operate as a registered broker-dealer. The Company acts as a market maker that holds a certain number of shares of a particular equity security in order to facilitate trading in that security.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Fair value is the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy was established to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The hierarchy is summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

At December 31, 2009, securities owned and securities sold, but not yet purchased, as reflected in the accompanying Statement of Financial Condition consists of stocks that are categorized as Level 1.

Valuation Techniques-Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short.   Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source selected by the Company.   Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy.

Securities Transactions

Securities transactions are reported on a trade date basis.

Interest is recognized on an accrual basis.

Property and Equipment

Property and equipment is recorded at cost.   Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Software	3 years
Leasehold improvements	5 years

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, these income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The Company is subject to a New York City tax.

Commencing for 2009, the Company adopted "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Adoption had no effect on the Company's financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 consisted of the following:

Furniture	$	36,177
Leasehold improvements		30,715
Computer equipment		12,050
Computer software		9,301
		88,243
Less: accumulated depreciation and amortization		21,461
	$	66,782

NOTE 3.   **SUBORDINATED LOANS**

On July 24, 2008, the Company executed two subordinated loan agreements with a member. The principal amount of each loan is $750,000 (aggregating $1,500,000), the interest rate is 8 percent per annum, accrued monthly, and the principal and interest are payable on the maturity date, July, 31, 2011. On June 15, 2009, the Company executed an additional subordinated loan agreement with a member. The principal amounts of the loan is $500,000, the interest rate is 8 percent per annum, accrued monthly, and the principal and interest are payable on the maturity date, June, 30, 2012. The loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the FINRA and are subordinated to the claims of general creditors. Accrued interest related to these loans for the year ended December 31, 2009 amounted to approximately $142,000 and is included as a component of accounts payable and accrued expenses in the accompanying statement of financial condition.

Maturities of these loans for the years subsequent to December 31, 2009 are as follows:

2010	$ -
2011	1,500,000
2012	500,000
	$ 2,000,000

NOTE 4.   **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer engaged in activities as a market maker, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined or $2,500 per security for securities with a market value greater than $5 per share, and $1,000 per security for securities with a market value of $5 or less with a maximum of $1,000,000. At December 31, 2009, the Company's "Net Capital" was $3,009,133, which exceeded requirements by $2,009,133 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.26 to 1.

NOTE 5.   **RISK CONCENTRATIONS**

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by Ridge Clearing and Outsourcing, Inc., a brokerage firm whose principal office is in Lake Success, New York. At December 31, 2009, all securities owned, the deposit at clearing broker, and substantially all cash and cash equivalents as reflected in the accompanying financial statements, are held by this broker.

NOTE 5.   RISK CONCENTRATIONS (Continued)

Securities Sold, But Not Yet Purchased

At December 31, 2009, securities sold, but not yet purchased, consisted of US corporate equities. Subsequent market fluctuation may require the Company to purchase this security at prices which exceed the carrying value in the accompanying financial statements. Additionally, the securities owned and the cash held by the clearing broker serves as collateral for the short-sale liability.

NOTE 6.   RELATED PARTY TRANSACTIONS

Management and Administrative Services

The Company receives management and administrative services, including the use of office facilities and equipment, from an entity affiliated by virtue of common control. In this regard, the Company incurs operating expenses and provides facilities for the Company in consideration of an administrative service fee. At December 31, 2009, $161,511 was due to the affiliate for administrative service fees, which is included as a component in accounts payable and accrued liabilities in the accompanying statement of financial condition.

Note Payable - Member

On December 5, 2009, the Company executed a loan agreement with a member. The principal amount of the loan is $500,000, the interest rate is 8 percent per annum, accrued monthly, and the principal and interest are payable on the maturity date, December, 31, 2012. The loan was made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, however as of December 31, 2009 the loan has not yet been approved by the FINRA. Accrued interest for the year ended December 31, 2009 related to this loan amounted to $1,111 and is included as a component of accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 7.   COMMITMENTS

Lease Commitments

The Company is obligated under a non-cancelable operating lease for its office in New York, New York, expiring November 2010. The operating lease also requires the Company to pay for utilities, common area and maintenance charges.

The Company is also obligated under a non-cancelable office equipment lease expiring in 2011.

NOTE 7.   COMMITMENTS (Continued)

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2009 are as follows:

2010	$	97,000
2011		10,000
	$	107,000



KAUFMAN ROSSIN & CO.

PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS



Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

305 858 5600
305 856 3284 fax

954 713 7444
954 759 7877 fax

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com



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